Exhibit 99.1

Daktronics Inc. (Nasdaq: DAKT)

Disclaimer This presentation is being furnished by Alta Fox Capital Management LLC (“AltaFox”,“AFC”,or “theFirm”)and does not constitute an offer, solicitation, or recommendation to sell or an offer to buy any securities, investment products, or investment advisory services. This presentation is being provided for general informational purposes only, and is not intended to provide and should not be relied upon for accounting, legal, or tax advice or investment recommendations. The investment thesis presented in this presentation reflects the analysis and opinions of the Firm based upon the information presented, which is gathered from public filings, company statements, and other data sources believed to be reliable, as noted throughout the presentation. We have not independently verified such information and do not guarantee its accuracy. None of Alta Fox, its affiliates, its or their representatives, agents or any other person makes any express or implied representation or warranty as to the reliability, accuracy or completeness of the information contained in this presentation, or in any other written or oral communication transmitted or made available to the recipient. Information presented from third parties has been obtained from sources believed to be reliable, however, no representation or warranty is made, express or implied, as to the reliability, accuracy or completeness of such information. Past successes are not necessarily indicative of the future success of any plans or proposals included herein. There is no guarantee that any measures proposed herein will be successful or will result in gains for Daktronics or its shareholders. Any written or verbal statements included in this presentation that are not facts are forward-looking statements, including any statements that relate to expected future market conditions, results, operations, strategies, or other future conditions or developments and any statements regarding objectives, opportunities, positioning, or prospects. Forward-looking statements are necessarily based upon speculation, expectations, estimates, and assumptions that are inherently unreliable and subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements are not a promise or guarantee about future events. Such statements, estimates, projections, opinions, and conclusions may prove to be substantially inaccurate and are inherently subject to significant risks and uncertainties beyond Alta Fox’s control. There is no assurance or guarantee with respect to the prices at which any securities of the company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections, pro forma information and potential impact of the analyses set forth herein are based on assumptions that the Firm believes to be reasonable as of the date of this presentation, but there can be no assurance or guarantee that actual results or performance of the company discussed herein will not differ, and such differences may be material. Key assumptions and criteria for target prices, estimates, and other projections are incorporated herein. Recipients should not base any investment decisions in reliance upon any statements contained herein, including any projections or estimates incorporated into this presentation. The Firm has a long investment position in the company discussed herein and, as such believes that it stands to benefit by actions undertaken by such company that are being advocated for herein. Alta Fox’s investment in Daktronics will increase in value if the trading price of Daktronics’s common stock increases and will decline in value if the trading price of Daktronic’s common stock decreases. Alta Fox may change its views about or its investment positions in Daktronics at any time, for any reason or no reason. Alta Fox may buy, sell, or otherwise change the form or substance of its Daktronics investment. Alta Fox disclaims any obligation to notify the market of any such changes except as required by applicable law. Alta Fox also undertakes no commitment to take or refrain from taking any action with respect to Daktronics or any other company. Except where otherwise indicated herein, this presentation is as of the date indicated on the cover, is not complete and is subject to change.

TABLE OF CONTENTS Section Page Numbers About Alta Fox Capital Management 4-5 Summary: Why We Are Here Today 6-7 DAKT Overview 8-13 Lack of Accountability & Culture of Complacency have Resulted in DAKT Significantly Underperforming its Potential 14-19 The Case for Adding Shareholder Representation to DAKT’s Board 20-24 The Alta Fox Path to $40+/Share 25-29 Conclusion 30 Contact Info 31

About Alta Fox Capital Management L/S equity focus with a long-term time horizon 8-member team headquartered in Fort Worth, TX $500M+ in Assets under Management Has openly shared investment ideas, research and analysis Deep fundamental research in SMID caps, which we see as an increasingly neglected area of the market Flexible mandate allows us to seek out the best opportunities globally across multiple industries and asset classes Strong reputation of global shareholder activism including US, Europe, and Australia Alta Fox has a strong reputation of success in shareholder activism Alta Fox led campaigns have resulted in over 10 managerial & Board member replacements* Founder has served on the Boards of public (MAMA, EML) and private companies, driving significant operational improvements

AFC History of Activist Involvement

Company Name / Ticker	Years AFC Active	Business Description	AFC Involvement	Outcome: Successful / Unsuccessful	Total Shareholder Return During AFC Campaign*	Board Member Turnover	Management Members Replaced
Collectors Universe: CLCT	2020-2021	Card & coin-grading business operating in oligopoly with significant pricing power	Open letter & **nominated slate of directors** with mandate to improve capital allocation	Successful	240%	2	CEO
Enlabs: NLAB SS	2020-2021	iGaming business in the Baltics with 50% market share in key market of Latvia	1) Supportive investor presentation 2) Open letter with blocking stake demanding higher price following Entain's lowball take-out offer	Successful	143%	N/A	N/A
Hasbro: HAS	2022	Wizards of the Coast ("WOTC") is a high-quality gaming business trapped inside a toy conglomerate	**Nominated slate of directors** alongside investor presentation with a mandate to spin-off WOTC and improve capital allocation.	Unsuccessful	-8%	2	CFO
Daktronics: DAKT	2023-present	Scoreboard & virtual display manufacturer in the US with nearly 50% market share	1) Open letter to Board in Jan 2023 calling for managerial and Board accountability 2) In May 2023, Alta Fox made a $25M convertible notes investment to bolster DAKT's balance sheet, **signing a 16-month standstill**	TBD	498%	TBD	CFO
EML Payments: EML AU	2023-2024	High quality payments business set to benefit from rising rates, but plagued by poor capital allocation	**Alta Fox replaced half the Board with our own directors**, replaced the "out of touch" CEO, and EML successfully exited unprofitable businesses	Successful	72%	3	CEO

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Note: Total Shareholder Return ("TSR") dates determined from starting and ending dates of campaign. The list above includes only Alta Fox campaigns where a corporate action requiring a shareholder vote has been explicitly threatened or pursued. It does not encompass any other press releases previously issued by Alta Fox that were unrelated to such campaigns or corporate actions. TSR is not a metric of Alta Fox's investment performance, nor is it a proxy for Alta Fox's investment performance because it does not reflect the impact of Alta Fox's trading activities, hedging, portfolio structure, fees, expenses, and other critical aspects of investment performance. TSR is reflects changes in the public share price of the applicable company's common stock, including dividends. Past changes in TSR or other company metrics are not indicative of, or a guarantee of, future results. Campaign outcomes reflect Alta Fox's internal (and potentially subjective) determinations. Although Alta Fox believes that increases in TSR, as well as other operational or corporate governance improvements, are significantly attributable to Alta Fox's suggestions and/or efforts, many factors contribute to such changes that are out of Alta Fox's control.

Summary: Why We Are Here Today

- Daktronics ("DAKT") is a high-quality business with market-leading share in a secular growth industry.
- DAKT has underperformed its potential and the S&P 500 by 195%[1] during Chairman Reece Kurtenbach's tenure, operating like a private family business with little accountability to shareholders.
- Alta Fox holds ~5x the number of shares held by the entire Daktronics Board combined, representing ~12% ownership.[2] We are advocating for long-overdue Board refreshment and governance enhancements.
- Alta Fox has tried to work constructively with DAKT's Board for over two years, but governance has worsened. The Board seems more focused on protecting the status quo than embracing shareholder ideas.
- With a more aligned Board and improved management team, we believe growth and efficiency at Daktronics will dramatically improve in the years to come.
- We believe that shareholder-led improvements to operations and investor communication can help drive DAKT's share price to >$40 by FY28, over 100% upside from current levels.

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Note: The Target Price on this slide is based on AFC internal estimates and are speculative in nature. Such projections are based on assumptions that may not materialize or may vary significantly from actual results.

1. Source: Bloomberg

2. Fully converted basis

6

DAKT's Board Remains Unwilling to Constructively Engage

Alta Fox has tried, on numerous occasions, to engage privately with the Board of Directors to result in substantive change.

Event Number	Date	Alta Fox Engagement/Event	Aftermath
1	9/26/2022	Alta Fox visits Daktronics' Headquarters in South Dakota, urges operational improvements and financial discipline, tells Daktronics to call if there is ever a capital concern as we would like to invest additional capital into the business.	Unfortunately, nothing. DAKT did not follow up on any of AFC's suggestions, nor did they call for desperately needed equity capital.
2	12/5/2022	Daktronics files an 8K outlining their auditors have issued "doubt about their ability to operate as a going concern."[1]	AFC calls Daktronics' main line only to discover that CEO & CFO are both working from home that day.
3	5/11/2023	Daktronics inserts $25 million in direct financing convertible debt[2] while stock is distressed at a 20-year low.	Alta Fox abides by a punitive ~16-month standstill and offers private, constructive thoughts over the subsequent 1.5 years.
4	6/5/2024	AFC sent a private letter to the Lead Independent Director on the Board. We outlined: a) governance concerns, b) the need for a new CFO, and c) the need for shareholder-appointed Board members.	Daktronics fails to respond to a specific, respectful, private letter from its largest shareholder.
5	9/5/2024	AFC sent a private letter to the entire Board of Directors outlining governance and managerial concerns.	A call was set up with Board members Reece Kurtenbach and Andrew Siegel. No substantive commitments were made.
6	11/11/2024	AFC requests questionnaire to prepare a potential special meeting of shareholders.	Daktronics reduces threshold of their poison pill just days later.
7	11/20/2024	Daktronics issues a press release announcing they have lowered the threshold of their poison pill from 20% to 15%, further entrenching the Board of Directors.[3]	Stock falls 5%+ on the day. Alta Fox prepares for a proxy contest as we have exhausted all avenues for an amicable resolution.

ALTA FOX CAPITAL

1. https://investor.daktronics.com/node/19161/html
2. https://investor.daktronics.com/news-releases/news-release-details/daktronics-inc-strengthens-financial-position-securing-100
3. https://investor.daktronics.com/news-releases/news-release-details/daktronics-inc-amends-and-extends-shareholder-rights-agreement

7

① DAKT IS A HIGH-QUALITY AND SECULAR GROWTH BUSINESS, SEVERELY UNDERVALUED BY THE MARKET TODAY

About Daktronics

Daktronics is a manufacturer of electronic scoreboards and large screen video displays for sporting, commercial and transportation applications. The company was founded in 1968 and has been public since 1994. The company is known for making the highest quality products due to exceptional engineering prowess. This has led to Daktronics being the market share leader in nearly all its end markets. The company is based in Brookings, South Dakota and at the time of Alta Fox's position initiation, had zero sell side analyst coverage and a ~$200M market cap.


1971

The Original Matside Scoreboard

Key Financial Metrics[1]

	12/9/24
Stock Price	$18.27
FDSO (including convert)	51.7M
Market Cap	**$944.6M**
Cash	$134.4M
Debt (excluding convert)	$14.6M
Enterprise Value	**$824.8M**

FY26 Multiples[2]

FY26 Valuation Metrics	4/30/2026
PE (+) net cash/share	11.7x
EV/EBITDA	7.5x


2024

Intuit Dome Halo Board

1. Source: DAKT Filings
2. Source: Alta Fox estimates, FY25 is an investment year with inflated costs, Alta Fox uses FY26 estimates to show valuation on normalized earnings power.

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About Daktronics (Cont.) Daktronics is the leading electronic scoreboard/video display manufacturer in the US with 46% market share.* Daktronics serves the secular growth sporting/live events, commercial and transportation end markets.

Daktronics is a High-Quality Business Daktronics’ revenues are fueled by the expanding sports and live events market, advancements in LED technology, and a steady stream of replacement demand from a diverse base of thousands of customers. Attractive industry dynamics Barriers to entry in the virtual display market are high: DAKT has dominant market share (46%) in a fast- Relationship oriented direct sales network in Sports/Live Events is difficult to replicate. growing market.* DAKT’s steady maintenance revenues between orders provide consistentlines of dialogue with customers. Replacement/upgrade demand drives Service qualityand brand trust are paramount. Daktronics’ scale givesthem the ability to majority of revenues. service key nation-wide accounts using their own employees, something overseas competition cannot offer. Growing complexity of solutions, along with increasing software integration, should lead to industry consolidation, favoring the largest and most reputable players such as Daktronics. Mission-critical investment requires choosing a trusted brand. No significant customer concentration. Niche market with high fixed costs relative to the size of the market.

Daktronics Makes Exceptional Products For the largest, most advanced, and most spectacular video displays in the world, Daktronics is the industry standard. For example, Daktronics is a supplier to: 17 out of the 32 NFL teams 16 out of the 30 MLB teams including 4 of the top 5 largest video displays including 3 of the top 5 largest video displays

① DAKT IS A HIGH-QUALITY AND SECULAR GROWTH BUSINESS, SEVERELY UNDERVALUED BY THE MARKET TODAY

DAKT's Intuit Dome is a Game-Changer for the Sports Industry

The Daktronics-supplied Intuit Dome Halo Board is the largest-ever double-sided arena halo display and a **HARBINGER** of where the industry is headed.

It is roughly an acre and features 233 million LEDs, **~5x AS MANY AS THE AVERAGE NBA ARENA CENTER-HUNG SCOREBOARD.***

We believe that in the **NEVER-ENDING ARMS RACE** of sports, teams & venues will continue to try and **"ONE-UP"** competitors to generate a superior fan experience.

The Intuit Dome halo display is where the industry is headed: **BIGGER, BRIGHTER, BETTER**… which results in more revenue for Daktronics.

This same mentality is playing out on a smaller scale at both the **COLLEGIATE AND HIGH-SCHOOL LEVELS.**


14 TERANCE "STAT STUFFER" MANN
INTUIT DOME

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*Source: https://www.sportsbusinessjournal.com/Articles/2024/11/18/intuit-dome-halo-effect

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DAKT IS A HIGH-QUALITY AND SECULAR GROWTH BUSINESS, SEVERELY UNDERVALUED BY THE MARKET TODAY Growth has been Secular, Not Cyclical DAKT Revenue & EBIT Margin History • DAKT has CAGR’ed revenues at 11% since its earliest $900 23% reported metrics (1993). $800 • We believe the biggest issue historically has not been 18% $700 revenue volatility, but rather inconsistent EBIT margins. This is a result of poor execution and weak financial $600 8% $300 13% EBIT Margin Revenue (M) planning/pricing. • Increased shareholder pressure following DAKT’s going $500 $400 concern notice in 2022 has led to an improved emphasis on driving higher margins and a focus on generating significant $200 3% FCF, though significantly more accountability is needed. $100 $0 -2% History shows that DAKT is a secular growth business. With shareholder-driven leadership improvements, we believe margins can similarly stabilize and grow. Revenue EBIT Margin International Contribution Margin Source: DAKT public filings Note thatDAKT’sInternational Contribution Margins have gone negative in recent years.

A Tale of Two Kurtenbachs: The Founder & The Son Daktronics’ performance as a public company is a tale of two leaders: the Founder and his Son. • Under the Founder, Daktronics delivered strong growth, profitability, and exceptional shareholder returns. Under his Son, growth has stalled, governance has weakened, and returns have languished. • We believe Daktronics’ underlying business quality can supporta return to its historic success. With governance reform, the company can reignite growth, restore profitability, and deliver superior shareholder value. DAKT First Second Generational Generation Generation KPIs KPIs: KPIs: 1993 2014 2014 2024 Revenue CAGR 15% 4% Avg. EBIT Margin 7% 3% DAKT Inception to Date Total Shareholder Return vs Indices It took 10 years for the current Chairman to eclipse DAKT’s high-water mark set in 2014. Son takes Chairman Seat

② LACK OF ACCOUNTABILITY & CULTURE OF COMPLACENCY HAVE RESULTED IN DAKT SIGNIFICANTLY UNDERPERFORMING ITS POTENTIAL

A Tale of Two Kurtenbachs: The Founder & The Son (Cont.)

Second generation leadership has demonstrated that it would rather run DAKT for the benefit of the Kurtenbach family, rather than for the benefit of all shareholders.

Key Areas of Misalignment	Evidence
Lack of equity ownership limits leaderships incentives to drive shareholder value.	• Board & Named Officers own only ~5% of DAKT. • 95% of FY24 CEO comp paid in cash.
Leadership has actively avoided accountability to shareholders.	• No guidance or long-term targets. • Sell side coverage has dwindled under CEO's tenure. • Lowered poison pill threshold from 20% to 15%. • Staggered Board.
Nepotism results in subpar leadership that continues to underperform.	• 3/5 named executive officers are directly related. • No sales team commissions.

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Source: DAKT public filings, Alta Fox research
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An Important Note about Chairman & CEO Reece Kurtenbach • Our research suggests that Mr. Kurtenbach is a strong engineer with significant industry knowledge. • However, there has been a massive disconnect between DAKT’sengineering prowess andresults for shareholders. Product development & Objectively evaluating engineering employees and business unit performance • Mr. Kurtenbach should acknowledge his own limitations and embrace outside perspectives by: Industry expertise Capital allocation • Surrendering the Chairman title to an outside Passion for Daktronics Investor communication Director Building and motivating a • Embracing good governance and a commitment to shareholders high functioning sales team • Setting the internal standard to achieve industry- leading growth and profitability. As Chairman, Reece Kurtenbach has an opportunity to do the right thing for shareholders by embracing shareholder feedback and Board representation to take Daktronics to the next level. However, if he continues to waste shareholder capital for the sole purpose of maintaining worst-inclass governance practices, he should expect to be held accountable.

② LACK OF ACCOUNTABILITY & CULTURE OF COMPLACENCY HAVE RESULTED IN DAKT SIGNIFICANTLY UNDERPERFORMING ITS POTENTIAL

An Assessment of Recent Additions to the Daktronics Board

- There have been two additions to the DAKT Board over the last two years. **However, it required activism to force these changes into action.** Andrew Siegel *was* a large investor and signed a cooperation agreement in June 2022[1] that led to his appointment and the later appointment of Howard Atkins to the Board.[2] Alta Fox always welcomes shareholder-driven input.
  - It is worth noting that Daktronics spent significant shareholder capital defending against this previous form of activism as well. In fact, Andrew Siegel had to go as far as hiring a proxy solicitor before Daktronics begrudgingly agreed to a settlement agreement.
- However, Siegel is no longer a large shareholder (he recently divested 87% of his equity stake),[3] and the Board once again is bereft of any significant equity owners. *Following his divestment*, governance at DAKT has worsened with the Board lowering the poison pill threshold from 20% to 15% in recent weeks.
- Despite these changes to the Board, shareholder communication gaffes continue to plague the investor narrative:
  - For example, DAKT still does not provide any type of guidance (annual or medium-term), did not even provide a functional webcast link on their investor relations page for the last conference call, and leadership continues to mention ROIC targets below FY24 levels, etc.
- Alta Fox owns ~5x the number of shares of the entire Daktronics Board combined. Alta Fox input at the Board level would radically transform the attention given to shareholders.

Alta Fox's expertise, as the largest investor in DAKT, is needed to properly represent minority shareholder interests.

ALTA FOX CAPITAL

1. DAKT July 27, 2022 Press Release
2. DAKT December 7, 2022 Press Release
3. DAKT Form 4 Filing July 22, 2024

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Complacency Has Infected the Board of Directors of Daktronics The Board has failed to set adequate targets for a management team that owns minimal stock.* • There are no medium-term or long-term targets management is incentivized to achieve. • The Board has not changed management’s non-equity-based bonus targets in over a decade. Management’s EBIT margin targets are the samein 2024 that they were in 2012 (this accounts for ~100% of performance-based compensation). • Management has not been explicitly incentivized to grow the business (revenue or EPS). • There is similarly no explicit % of compensation tied to total shareholder return. When reviewing the incentives of the team, it should come as no surprise why consistent revenue growth, margin expansion, and EPS growth have not been the norm under current leadership. FY12 Proxy Non-Equity Incentive Target

2 LACK OF ACCOUNTABILITY & CULTURE OF COMPLACENCY HAVE RESULTED IN DAKT SIGNIFICANTLY UNDERPERFORMING ITS POTENTIAL

Employee Reviews Support Alta Fox's Alignment Concerns

Don't just take our word for it – long tenured employees share our concerns.

Date	Notable DAKT Employee Commentary	Employee Background
11.7.24	"Daktronics is a great organization, with a great product, but they are stuck in their old ways and not open to change… **The Kurtenbach family fills much of the leadership, and they became stagnant over the years from not listening to ideas and being open to change**. They are very rigid in their ways and the culture is to travel and "see the world" which is pretty glamorous but **not much thought about being frugal**."	Former employee, more than 10 years
9.27.24	"Everyone at the C-Suite is related to the company's original founder, so nothing is ever going to change."	Former employee, tenure not disclosed
11.24.23	"**Middle management is stuck in their ways, which is bleeding the company dry by hiring more employees to do unnecessary data entry.** The answer is always to hire more people, opposed to automation… Most upper management seems to be related – nepotism runs strong."	Current employee, more than 10 years
4.10.23	"For anyone trying to advance their sales career, save your time. **There is an anti-sales culture. 0 upward mobility. No commissions or even any sort of concrete comp plan… Nepotism runs very deep.**"	Former employee, more than 5 years
7.7.23	"**No pay for performance**. Received a minuscule bonus (1 out of 4 years) based on a very subjective review. **Engineering rules the roost; sales is an afterthought.**"	Former employee, more than 3 years
1.27.23	"The company has many talented employees but **upper management is pretty bad.**"	Current employee, more than 5 years

ALTA FOX CAPITAL

Source: All reviews are publicly available on Glassdoor, save the 11.7.24 review which was expert network provided Q&A from a former employee.

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3 THE CASE FOR ADDING SHAREHOLDER REPRESENTATION TO DAKT'S BOARD

Press Releases Highlight Disconnect Between Board and Shareholders

Even the company's latest press releases, meant to inspire market confidence, instead highlight just how disconnected the Board is from shareholder priorities. A recent example of the disconnect between the Board vs investor priorities is illustrated in Daktronics' press release announcement of their Business Transformation Office ("BTO")[1] on October 21st, 2024:

Announcement Topic	Daktronics BTO Office Message/Target	The Problem
Returns on Invested Capital Metric	Mid-to-High Teens % ROIC Target	These return "targets" are far too low and below FY24 results.[2] Is this newly formed Transformation Office really saying the goal of this committee is to lower returns on invested capital, or do they not understand their own metrics?
CFO, Sheila Anderson	She will be moving away from the CFO role and into a newly created role of "Chief Data and Analytics Officer." The Board has started a search for her CFO replacement.	A: It is unacceptable that the Board took nearly two years to start a search for a CFO replacement when, in 2022, 1) poor financial planning led to a going concern notice and 2) the company was found to have material weaknesses. B: Ms. Anderson is deeply unqualified for her new "Chief Data and Analytics" role. If that is a priority, DAKT should run a real search process and hire the most qualified candidate.
CEO, Reece Kurtenbach	He will serve on the BTO	Part of the BTO's role should be to deeply scrutinize the CEO's performance, which is long overdue. Realistically, that will not happen if the CEO is on the BTO.
"Increase Margins"	The BTO makes a vague reference to increasing operating margins	DAKT has a history of throwing out vague language instead of specific guidance. In doing this, the Board and management can avoid accountability for failing to miss targets. What level do you expect to increase EBIT margins to? By what year? This is table stakes for a public company.
Refusing to Engage with Shareholders/Wasting Shareholder Money	DAKT has hired multiple expensive advisors using shareholder capital to intimidate its largest investor and prevent accountability from entering the Board room	It is unacceptable to issue a conversion notice via press release instead of a simple call or email. This disregard for constructive communication disrespects all shareholders—especially your largest, who has avoided airing governance concerns publicly for years. Daktronics' refusal to implement basic governance improvements is now forcing all shareholders into an unnecessary fight, when the focus should be on creating shareholder value.

ALTA FOX CAPITAL

1. https://investor.daktronics.com/news-releases/news-release-details/daktronics-inc-announces-next-steps-ongoing-business
2. We note that the company had a 22.8% Return on Capital in FY24 according to Bloomberg.

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3 THE CASE FOR ADDING SHAREHOLDER REPRESENTATION TO DAKT'S BOARD

Market Reactions Validate Alta Fox's Case

The market has spoken: it does not have faith in the BTO, it has low tolerance for further governance setbacks, and it welcomes shareholder-driven change.

Announcement Topic	DAKT Share Price Day Movement	S&P 500 Average Price Day Movement	DAKT Relative Performance	Alta Fox's Interpretation of Market Reaction
10.21.24 Business Transformation Office	0.1%	-0.2%	**~0%**	• Investors are not assigning any credibility to the Board's transformation plan. The skepticism is unsurprising as the CEO is on the transformation committee.
11.20.24 Reducing Poison Pill Threshold from 20% to 15%	(5.4)%	0.0%	**~(5)%**	• DAKT's corporate governance discount grew *in real time*, and investors are increasingly asking the question of if they can continue to invest alongside this Board of Directors and management team.
12.2.24 Alta Fox Files 13D Showing 11.7% Ownership in DAKT	2.1%	0.1%	**~2%**	• The market has welcomed Alta Fox's willingness to engage on behalf of all shareholders.

Shareholder activism is required to drive significant improvement to governance and strategic direction that will help eliminate DAKT's valuation discount, benefiting all shareholders.

ALTA FOX CAPITAL

Source: Daktronics SEC filings, Bloomberg

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Shareholder Representation Needed to Ensure Accountability Given the Board’s historical inability to properly assess the CFO’s performance, we have serious concerns about this same Board’s ability to run an effective CFO search process. In December 2022, Daktronics announced the discovery of material weaknesses in its internal controls over financial reporting, which caused the Company to delay its earnings release and the filing of its 10-Q. The stock fell over 50% in the days following the disclosure. Poor forecasting and planning caused the company’s cash balance to dwindle to less than $7 million in 2022 with limited access to further liquidity. As a result, on October 31, 2022, DAKT’s auditor issued reasonable doubt about Daktronics’ ability to operate as a going concern, which led shares to a 20-year low. The company has consistently made vague and confusing statement around financial KPIs, including margins, limiting management accountability. For example, the CFO recently guided margins using terminology such as “the mid to upperend of the 5-10%range.”* Shareholder activism is required to ensure Daktronics hires a proper CFO with the right skillset and incentives to drive operational efficiencies and a clear investor narrative.

Board Changes Are Needed to Help DAKT Reach Its Potential Reversing the entrenched, worst-in-class governance policies that have contributedto yearsof underperformancefor Daktronics’ equity holders. Introducing shareholder-nominated and highly qualified Board members who are committed to prioritizing shareholder interests—not rubber stamping the agenda of Reece Kurtenbach and his allies. Establishing a high-performance culture starting at the Board level, fostering a more dynamic and effective sales team, and culminating in a clear and compelling investor narrative.

Alta Fox’s Top Priorities Alta Fox has made every effort to engage constructively and privately, but Daktronics has forced this dispute into the public domain. We believe their costly advisors—motivated to prolong the fight—are steering them toward an unwinnable path. While unfortunate for DAKT shareholders, this should ultimately drive the long-overdue change and accountability the Board of Directors urgently needs. IMPROVED CORPORATE GOVERNANCE • Elect multiple shareholder-appointed Directors to replace legacy Directors • Declassify the Board of Directors • Remove the Poison Pill • Separate the CEO/Chairman title and give the Chairman title to an outside, shareholder-appointed Director with a fresh and unbiased perspective IMPROVED CAPITAL ALLOCATION • Develop and communicate a coherent capital allocation plan aimed towards maximizing shareholder value • Grow the percentage of recurring revenue in the business and clearly break it out for investors (software fees and maintenance contracts) • Opportunistic, tuck-in M&A that is accretive for shareholders IMPROVED SHAREHOLDER ENGAGEMENT AND ACCOUNTABILITY • Formal annual earnings guidance and a 3-year plan communicated to shareholders • More focus on investor engagement and outreach (conference attendance, sell side coverage, better disclosure, etc.) • Long-term revenue, earnings, and free cash flow goals clearly communicated to the market with specific timelines • Ensure that the new CFO hired is shareholder approved and properly incentivized

4 THE ALTA FOX PATH TO $40+/SHARE

DAKT Trades at a Substantial Governance Discount vs Comps

DAKT 2013 Sell Side Coverage	DAKT 2024 Sell Side Coverage
4.0	2.0
Needham	Sidoti & Co
Colliers Securities	Singular Research
Griffin Securities	
Sidoti & Company	

Source: Bloomberg

- Dominant sports & live events adjacent companies tend to trade at premium multiples.
- DAKT is exposed to the same underlying themes that drive results for its sports & live events adjacent comps. However, DAKT trades at a greater than 30%+ discount to the peer set.
- We believe that the market ascribes a heavy corporate governance discount to DAKT due to its lack of accountability to shareholders.
  - Core Example: DAKT's sell side coverage has dwindled from 4 analysts to 2 analysts over the CEO's tenure.
- **Alta Fox values DAKT at a 11x EBITDA multiple (~20x PE)**, the low end of where comps suggest DAKT should trade and in-line with its own history.

Sports & Live Events Adjacent DAKT Comps		EV/FY26 EBITDA	FY26 PE	FY25-27 Rev CAGR	Market Cap (USD M)
Lighting & Signage	LYTS US	9.5x	15.4x	6.1%	$604
	CCO US	9.9x	N/A	2.8%	$758
	LAMR US	14.4x	21.4x	3.6%	$13,437
Live Events	LYV US	12.8x	41.1x	9.1%	$31,184
	SPHR US	16.3x	N/A	7.0%	$1,355
	MSGE US	10.8x	17.7x	3.3%	$1,800
	Average	**12.3x**	**23.9x**	**5.3%**	**$8,190**
	Median	**11.8x**	**19.5x**	**4.9%**	**$1,578**
	DAKT US	7.5x	14.4x	6.0%	$848
	DAKT Discount to Avg	-39%	-40%	0.7%	
	DAKT Discount to Median	-37%	-26%	1.1%	

Source: Bloomberg, AFC DAKT estimates
Note that Alta Fox uses FY26 for comparison purposes to show DAKT on normalized profitability vs comps

ALTA FOX CAPITAL
The comparisons set has been determined by Alta Fox in its discretion.
25

4 THE ALTA FOX PATH TO $40+/SHARE

Shareholders Have a Clear Opportunity to Choose Progress

The Daktronics Status Quo

- **Worst-in-class governance practices:** staggered Board, severely punitive (and recently made worse) "poison pill," and combined CEO/Chairman role.
- **Negligent nepotism:** 3 out of the 5 named "executive officers" are related family members.
- **Complacent sales culture:** Daktronics has zero commissions for its sales staff because, "that's the way they have always done it."
- **Irresponsible financial stewardship**
- **Unprofessional and confusing investor communications.**
- **Zero legitimate sell-side research coverage.**
- **Lack of accountability for management or the Board:**
  - CFO was never fired and just transferred to a new role even 2+ years after the going concern.
  - CEO, Reece Kurtenbach, continues to operate unchecked from a Board that does not care and owns little stock.[1]

DAKT Continues to Trade at a Material "Governance Discount" to Comps

The Alta Fox Path Forward

- **A Shareholder-Friendly Board** with highly qualified, independent nominees and a history of driving excellent business performance.
- **Best-in-Class Governance Practices:** remove the staggered board, split the CEO/Chairman role, remove the poison pill, and establish compensation aligned with share price outperformance.
- **Establish a merit-based culture:** employees succeed or fail at Daktronics based on the merits of their ideas and accomplishments, not on their last name.
- **Recruit a highly qualified CFO, well incentivized to drive shareholder value.**
- **Institute accountability for management initiating short-term and long-term guidance and a clear capital allocation strategy.**
- **Greater engagement with the investment community**, attendance at sought-after investor conferences, and a clear investor narrative aided by proper sell-side coverage.

DAKT Trades in-line or better than Comps with Accelerating Fundamentals

ALTA FOX CAPITAL

1. Source: DAKT SEC filings

26

Margins have Significant Room to Expand Higher • Since 2012, DAKT’sBoard has consistently set a 12.5% EBIT margin upper DAKT EBIT Margin Targets target for management. We question why this outdated margin target has from FY12 to FY24 not already been moved higher as both revenues and margins have increased significantly in the last 12 years. • International margins have collapsed under the CEO’s tenure due to execution issues. We believe independent and shareholder-focused nominees could provide a fresh perspective on what has been a losing international strategy. • With an improved Board and management team laser focused on efficiency, we see no structural reason why EBIT margins cannot expand into the mid-teens over time. • Our research into private competitors suggests that smaller industry peers are already achieving these elevated levels of profitability. We expect that the market’s perception and valuation of Daktronics would significantly improve if Daktronics demonstrated a credible plan to sustainably achieve mid-teens EBIT margins.

4 THE ALTA FOX PATH TO $40+/SHARE

The Alta Fox Path to $40+/Share

Following shareholder-driven Board turnover and execution improvements we believe the following results are achievable:

- DAKT grows orders ~10% a year (below the industry growing mid-teens according to management) and revenue follows on a lag.[1,2] Our revenue growth assumptions are comfortably below DAKT's historical revenue CAGR.
- DAKT sees operating expenses moderate and improves efficiency following its digital investment year in FY25, resulting in significant leverage in FY26.
- Beyond FY26, DAKT demonstrates operating leverage as the business scales its overhead and improves execution. Our confidence is underpinned by studying smaller industry peers that have higher margins despite being a fraction of DAKT's size.
- We value the business at 20x PE (11x EBITDA), a modest discount to sports/live events derivatives with similar growth characteristics. This valuation is also comparable to DAKT's historical multiple.

	Apr-22	Apr-23	Apr-24	Apr-25	Apr-26	Apr-27	Apr-28
DAKT AFC Valuation	**FY2022**	**FY2023**	**FY2024**	**FY2025**	**FY2026**	**FY2027**	**FY2028**
Revenue	**611**	**754**	**818**	**840**	**874**	**943**	**1,038**
y/y %		23%	8%	3%	4%	8%	10%
Gross Profit	**117**	**151**	**222**	**220**	**239**	**265**	**299**
Gross Profit Margin	19.1%	20.1%	27.2%	26.1%	27.3%	28.1%	28.8%
EBIT	**4**	**21**	**87**	**65**	**90**	**109**	**134**
y/y %		429%	307%	-26%	39%	22%	22%
EBIT Margin	0.7%	2.8%	10.6%	7.7%	10.3%	11.6%	12.9%
Adj EPS*	**$0.01**	**$0.15**	**$1.10**	**$0.91**	**$1.27**	**$1.54**	**$1.88**
y/y %		1044%	636%	-17%	39%	22%	22%
PE Multiple				20.0x	20.0x	20.0x	20.0x
Target Price				**$18.18**	**$25.32**	**$30.77**	**$37.56**
(+) net cash / share				$2.38	$3.50	$4.74	$6.23
Target Price (+) net cash				**$20.57**	**$28.82**	**$35.51**	**$43.79**
Current Price				$18.27	$18.27	$18.27	$18.27
Upside				*13%*	*58%*	*94%*	*140%*

Note that this analysis does not assume any benefits from accretive capital allocation decisions that a shareholder-reformed Board could undertake.

ALTA FOX CAPITAL

1. DAKT March 2024 Investor Presentation
2. Alta Fox assumes book-to-bill normalizes at 1.0

*Adjusted EPS adds back expenses from the change in fair value of convert and assumes a fully diluted share count of 51.9M for projection periods

Note: The Target Price on this slide is based on AFC internal estimates and are speculative in nature. Such projections are based on assumptions that may not materialize or may vary significantly from actual results.

28

4 THE ALTA FOX PATH TO $40+/SHARE

Status Quo Performance Still Delivers Upside

We believe shareholders can still earn a solid return in DAKT under the "status quo" scenario, even without significant governance and operational improvements. **However, these returns are far below what is possible with shareholder-reformed leadership.**

Key "status quo" assumptions:

- Bookings grow MSD and revenue approximates bookings growth after normalizing.
- Operating margins expand slightly and return to FY24 levels.
- DAKT sustains its current NTM PE multiple of 18x.
- This scenario also conservatively assumes that cash continues to build on DAKT's balance sheet.

Low hanging fruit that is NOT assumed in the "status quo" case:

- Commission-driven salesforce that accelerates bookings growth closer to market growth.[1]
- Cost discipline focus from new leadership reviewing *money-losing* segments like international, investing in automation, and prioritizing low-cost manufacturing practices.
- Removal of governance discount following improved investor engagement.

DAKT Status Quo Valuation	Apr-28 FY2028	CAGR vs FY24
Revenue	**944**	3.6%
EBIT	**102**	4.0%
EBIT Margin	10.5%	
Adj EPS*	**$1.42**	6.6%
PE Multiple	18.0x	
Target Price	**$25.56**	
(+) net cash / share	$5.56	
Target Price (+) net cash	**$31.12**	
Current Price	$18.3	
Upside	*70%*	
Projected IRR	**20%**	
Current Price	($18.3)	
Target Price	$31.12	
Today	12/9/2024	
Date FV Realized	10/31/2027	

1. DAKT March 2024 Investor Presentation

*Adjusted EPS adds back expenses from the change in fair value of convert and assumes a fully diluted share count of 51.9M for projection periods

Note: The Target Price and IRR on this slide is based on AFC internal estimates and are speculative in nature. All figures are projections of stock price and not of Alta Fox's (or any other investor's) investment performance. Such projections are based on assumptions that may not materialize or may vary significantly from actual results.

ALTA FOX CAPITAL 29

Conclusion • Daktronics is a high-quality business with market-leading share in a secular growth industry. • DAKT has underperformed its potential over the last decade, operating like a private family business with little accountability to shareholders. • As Daktronics’ largest shareholder (~12% ownership),* Alta Fox is pushing for long-overdue Board refreshment and governance enhancements. • With a more aligned Board and improved management team, we believe growth and efficiency at Daktronics will dramatically improve in the years to come. • We believe that shareholder-led improvements to operations and investor communication can help drive DAKT’s share priceto >$40by FY28, over100% upside from current levels.

For more information visit: www.FixDaktronics.com